Michael Kaplan +1 212 450 4111 michael.kaplan@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

October 22, 2024

Re:	Aptiv PLC

Preliminary Proxy Statement on Schedule 14A

File No. 001-35346

Preliminary Proxy Statement filed October 15, 2024

Bradley Ecker, Jay Ingram

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Ecker and Mr. Ingram:

On behalf of our client, Aptiv PLC, a public limited company formed under the laws of Jersey (the “Company”), we are responding to the letter dated October 22, 2024 (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Preliminary Proxy Statement on Schedule 14A, as filed with the Commission on October 15, 2024 (the “Proxy Statement”).

Set forth below is the Company’s response to the Staff’s comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed October 15, 2024

General

1.

We note your disclosure that the New Aptiv Shares will be issued pursuant to the exemption from registration provided by Section 3(a)(10) of the Securities Act. Please provide the legal analysis you used in determining the availability of the exemption. Please also revise your disclosure where appropriate in the proxy statement to discuss the exemption in further detail. Refer to Staff Legal Bulletin No. 3A.

Response: The issuance of the New Aptiv Shares in the Scheme will satisfy each of the required elements of the exemption from registration provided by Section 3(a)(10) of the Securities Act, as discussed below with reference to each of the elements described in Staff Legal Bulletin No. 3A.

(i) The securities must be issued in exchange for securities, claims, or property interests.

Upon consummation of the Scheme on the Effective Date, the New Aptiv Shares will be issued in exchange for the Company Shares. There will be no exchange for cash or consideration other than the shares.

(ii) A court or authorized governmental entity must approve the fairness of the terms and conditions of the exchange.

Under Part 18A of the Companies (Jersey) Law 1991 (as amended, modified, or re-enacted from time to time, the “Companies Law”), the Scheme must by sanctioned by the Royal Court of Jersey (the “Court”) following a hearing of the Court to sanction the Scheme (the “Court Hearing”). In determining whether to exercise its discretion and sanction the Scheme, the Court will determine, among other things, whether the Scheme is fair to Aptiv PLC’s ordinary shareholders.

(iii) The reviewing court or authorized governmental entity must (a) find, before approving the transaction, that the terms and conditions of the exchange are fair to those to whom securities will be issued and (b) be advised before the hearing that the issuer will rely on the Section 3(a)(10) exemption based on the court’s or authorized governmental entity’s approval of the transaction.

At the Court Hearing, the Court will consider, among other things, the fairness of the Scheme to Aptiv PLC’s ordinary shareholders. Carey Olsen Jersey LLP (“Carey Olsen”), the Company’s Jersey counsel, has informed the Company that, prior to sanctioning the Scheme, the Court must be satisfied that the Scheme is fair to Aptiv PLC’s ordinary shareholders. In particular, the Scheme must be an arrangement that an intelligent and honest man, a member of the class concerned and acting in respect of his interest, might reasonably approve.

Carey Olsen has confirmed that it will advise the Court before and during the Court Hearing that the Company will rely on the Section 3(a)(10) exemption based on the Court’s approval of the Scheme.

(iv) The court or authorized governmental entity must hold a hearing before approving the fairness of the terms and conditions of the transaction.

As described above, the Court will hold the Court Hearing prior to issuing the order to sanction the Scheme (the “Sanction Order”).

(v) A governmental entity must be expressly authorized by law to hold the hearing, although it is not necessary that the law require the hearing.

The Court Hearing will be held pursuant to Part 18A of the Companies Law, which authorizes the Court to hold the Court Hearing.

(vi) The fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange.

Carey Olsen has informed the Company that all shareholders of Aptiv PLC are entitled to attend and be heard at the Court Hearing, either in person or through a Jersey advocate, to support or oppose the Scheme. The Court has wide discretion to hear from interested parties.

(vii) Adequate notice must be given to everyone to whom securities would be issued in the proposed exchange.

Information material to the decision of Aptiv PLC shareholders to vote for or against the proposal to approve the Scheme will be mailed to shareholders of Aptiv PLC in such a manner as to ensure that such parties receive timely and effective notice. In particular, the notice of the Court Meeting and the contents of the proxy statement to be mailed to shareholders of Aptiv PLC for the purposes of their participation in the Court Meeting will be provided in accordance with the orders of the Court, a draft of which is included as Annex B to the Proxy Statement. In addition, the Company will disclose the date of the Court Hearing by public announcement and SEC filing after it has been scheduled and not less than 21 days before the Court Hearing.

(viii) There cannot be any improper impediments to the appearance at the hearing by those to whom securities would be issued in the proposed exchange.

There will be no improper impediments to the appearance of any shareholder of Aptiv PLC at the Court Hearing. As noted above, shareholders of Aptiv PLC will receive adequate notice of the Court Meeting in accordance with the directions of the Court, and all shareholders of Aptiv PLC are entitled to attend and be heard at the Court Hearing.

As the Staff has noted, “the Section 3(a)(10) exemption is available without any action by the Division or the Commission” Staff Legal Bulletin No. 3A (published October 20, 1999). Nonetheless, we note that the Jersey statutory structure for a scheme of arrangement is substantively identical to that of England, and the Division of Corporation Finance has previously granted no-action relief confirming that the English structure satisfies Section 3(a)(10). See Xyratex Group Limited (available May 29, 2002). Numerous other registrants have relied upon the Jersey scheme of arrangement to satisfy Section 3(a)(10). See Delphi Technologies PLC Definitive Proxy Statement filed on Schedule 14A (filed May 26, 2020) and Kennedy-Wilson Holdings, Inc. Definitive Proxy Statement filed on Schedule 14A (filed September 13, 2017).

We will include updated disclosure in the definitive proxy statement to the following effect (changes indicated by underlines).

The issuance of New Aptiv Shares to Aptiv PLC’s shareholders in connection with the Transaction will not be registered under the Securities Act. Section 3(a)(10) of the Securities Act exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom such securities will be issued have a right to appear and to whom adequate notice of the hearing has been given. The issuance of the New Aptiv Shares in the Scheme will fall within the exemption provided by Section 3(a)(10) of the Securities Act: (i) the New Aptiv Shares will be exchanged for the Company Shares; (ii) in determining whether it is appropriate to sanction the Scheme, the Court will consider at the Court Hearing whether the terms and conditions of the Scheme are fair to Aptiv PLC’s ordinary shareholders; (iii) the Company will advise the Court of the Company’s intent to rely on the Section 3(a)(10) exemption based on the Court’s sanction of the Scheme; (iv) the Court will hold the Court Hearing pursuant to Part 18A of the Companies Law prior to sanctioning the Scheme and (v) all shareholders of Aptiv PLC will be given adequate notice of, and are entitled to attend and be heard at, the Court Hearing, either in person or through a Jersey advocate, to support or oppose the Scheme.

Please do not hesitate to contact me at (212) 450-4111 or michael.kaplan@davispolk.com if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

/s/ Michael Kaplan
Michael Kaplan

cc:  Joseph R. Massaro, Aptiv PLC

Katherine H. Ramundo, Aptiv PLC

Rachel Friedenberg, Aptiv PLC

Roshni Banker Cariello, Davis Polk & Wardwell LLP

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